# Hypo Real Estate
GROUP

[redacted]

RECEIVED

2008 JAN -7 A 3:27

08000071

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com


SUPPL

**Rule 12g3-2(b) File No.**
**82-34748**

Date 02 January 2008

**Hypo Real Estate Holding AG**
**Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

PROCESSED

JAN 10 2008

THOMSON
FINANCIAL

Enclosures

| | |
|---|---|
| 20 December 2007 | Press release: Hypo Real Estate Group: Conversion to new group structure after DEPFA acquisition commences as planned |
| 20 December 2007 | Press Release: DEPFA closes third EPIC CLO |


Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

RECEIVED
2008 JAN -7 A 3:27

Hypo Real Estate
GROUP

## Press release

**Hypo Real Estate Group: Conversion to new group structure after DEPFA acquisition commences as planned**

**Munich, 20 December 2007:** In line with the scheduled timetable, today the contracts for the transfer of DEPFA Deutsche Pfandbriefbank AG from DEPFA Bank plc to the Hypo Real Estate Holding AG and for the transfer of Hypo Public Finance Bank from Hypo Real Estate Bank International AG to DEPFA Bank plc have been signed.

In both cases change of ownership will take place on 31 December 2007. The transfer of Hypo Public Finance Bank to DEPFA is subject to approval of the Irish regulatory authority IFSRA.

Thus a further transition step towards the target structure of the Group has been taken. Both measures have already been announced in October 2007.

**Contact for the press:**

**Hypo Real Estate Group**
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

**DEPFA closes third EPIC CLO**

**Press Release**

London and Dublin, 20 December 2007.

**DEPFA BANK plc** has successfully completed the securitization of part of its UK infrastructure bond portfolio, through a synthetic collateralized loan obligation (CLO) structure intermediated by **KfW Bankengruppe**.

The **£666 m** issue initially comprises **19** monoline wrapped bond investments made by DEPFA to finance a combination of UK utilities in the electricity distribution and water sectors and UK PFI projects in the health and education sectors. The transaction is a follow up to DEPFA's EPIC UK PFI and EPIC II global PPP securitizations which closed in November 2004 and July 2006 respectively. EPIC III with its UK, multi-sector portfolio further extends the market for infrastructure CLOs and impressively underscores DEPFA's capability to securitize high-quality assets, even under difficult market conditions.

***Deal Structure***

Essentially DEPFA is transferring the major part of the credit risk of the assets in the pool by purchasing credit protection from KfW, which then in turn purchases credit protection on the reference pool from a number of banks and ultimately institutional investors. The £598 m Super Senior Tranche (rated Aaa/AAA by Moody's and S&P respectively) has been insured by Assured Guaranty, a monoline insurer. The tranches of the issue below the Super Senior Tranche (also rated Aaa/AAA by Moody's and S&P), in aggregate amounting to £58 m, take the form of floating rate credit-linked notes issued by **Third Essential Public Infrastructure Capital GmbH**, a special purpose company registered in Germany.

The pool assets will remain on DEPFA's balance sheet, which will continue to administer and manage them. DEPFA will retain the "first-loss" interest in the transaction. Merrill Lynch International was mandated to arrange the transaction. Legal advisers to DEPFA were Linklaters (in Frankfurt and London) and A&L Goodbody (in Dublin) and to Merrill Lynch International were Allen & Overy (in Frankfurt and London).

This transaction is a key part of DEPFA's capital management strategy during the transition to the new regulatory capital framework under Basel II. Hence, DEPFA has the right to call the transaction in December 2010, although the scheduled maturity is in 2059.

***Benefits to DEPFA***

Since October 2007, DEPFA has been a member of the **Hypo Real Estate Group**, and this transaction achieves a number of objectives for DEPFA, and the Group as a whole: DEPFA has reduced the amount of regulatory capital required to support

the assets (which under current BIS rules are 100% risk weighted, though under Basel II this will reduce substantially), and at the same time has improved the return on equity and credit risk. This transaction therefore enables DEPFA to increase its already substantial involvement in the PFI/PPP and utility markets on a competitive footing.

DEPFA's infrastructure finance business (including both lending and advisory services to public and private clients) is complementary to the Bank's direct "on-budget" lending business to central and local governments generally. Since its inception in September 1999, DEPFA's Infrastructure Finance Unit has funded over 200 projects in the transportation, water and waste management and public "accommodation" (i.e. schools, hospitals, public offices etc.) and utilities sectors.

### *KfW Bankengruppe*

KfW Bankengruppe gives impetus to economic, political and social development worldwide. With its long-term, low-interest loans KfW promotes small and medium-sized enterprises and business start-ups, among others. With its securitisation platforms, KfW offers banks the opportunity to securitise credit risks under a highly standardised scheme. Such securitisation transactions reduce the capital requirement of the banks, thus giving them new scope for lending. The two securitisation platforms for SME loans (PROMISE) and for residential mortgage loans (PROVIDE) were set up in 2000 and 2001, respectively. In addition, KfW stimulates innovations in the equity capital markets, advances environmental protection and encourages the expansion of municipal infrastructure. The activities of KfW are not only limited to financing of investments in Germany. KfW also plays an active role in the business areas of export and project finance, promotion of the developing countries and advisory and other services.

**Contacts:**


| *EPIC* | *UK Infrastructure* | *Press Contact* |
|---|---|---|
| Andrew Bride | John Kirwan | Oliver Gruss |
| Phone: +44 20 7290 8451 | Phone: +353 1 7922380 | Phone: +49 89 20 30 07 781 |
| Andrew.Bride@depfa.com | John.Kirwan@depfa.com | Oliver.Gruss@hyporealestate.com |


END